Western Digital Corporation 20511 Lake Forest Drive Lake Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden Executive Vice President Chief Financial Officer
December 16, 2008
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation Form 10-K for Fiscal Year Ended June 27, 2008 Filed August 20, 2008 Form 10-Q for the Quarterly Period Ended September 26, 2008 Filed October 31, 2008 File No. 001-08703
Ladies and Gentlemen:
     We received your letter dated November 20, 2008 (the “Letter”), setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 10-K for the Fiscal Year Ended June 27, 2008
Schedule II — Consolidated Valuation and Qualifying Accounts, page 77
1.	We have reviewed your response and do not object to the Company’s belief that these pricing adjustments related to price protection and rebates do not represent valuation and qualifying accounts for purposes of Schedule II. However, we note in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that your discussion of the results of operations does not appear to provide investors much insight into the trends and uncertainties of these adjustments since they seem to have a material effect on revenue. Given the significance of such pricing adjustments in comparison to total revenue, we believe that you should include a discussion in MD&A related to the effects these pricing adjustments had on your revenues for each period presented. We refer to you SEC Release 33-8350.
Response:
While our MD&A does not expressly address trends and uncertainties of the pricing adjustments and the effects on our revenues, please note that in the MD&A, Critical Accounting Policies and Estimates section, under the caption “Revenue and Accounts Receivable,” we describe our practices with resellers of providing limited price protection and other incentive programs. Additionally, we disclose the potential impact that demand can have on our pricing adjustments by stating, “If end-market demand for hard drives declines significantly, we may have to increase sell-through incentive payments to resellers, resulting in an increase in our allowances, which could adversely impact operating results.” In future filings, we will include in the MD&A a discussion related to the trends and uncertainties of the pricing adjustments and, if material, the effects the pricing adjustments had on our revenues for the periods presented.

U.S. Securities and Exchange Commission
December 16, 2008

Form 10-Q for the Quarterly Period Ended September 26, 2008
Note 8. Fair Value Measurements, page 10
2.	We note that at September 26, 2008 the Company held $689 million of investments in money market fund securities, which you classified as cash and cash equivalents. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to these investments. In this regard considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.
Response:
These funds are invested in U.S. Treasury securities, which are classified as cash equivalents in accordance with SFAS 95 and are considered substantially risk free as they are backed by the U.S. government. We considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, and because the funds are invested in U.S. government securities, no significant concentration of credit risk exists. Additionally, these funds have not experienced any declines in fair value resulting from the deterioration in the creditworthiness of the assets or illiquidity conditions nor are there any imposed limits on redemptions.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted, Western Digital Corporation
By:	/s/ Timothy M. Leyden
Name:	Timothy M. Leyden
Title:	Executive Vice President and Chief Financial Officer

cc:   Robert Plesnarski, Esq., O’Melveny & Myers LLP